Securities Act of 1933 File Nos. 333-88525 and __________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER
THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE
Check if an Application to Determine Eligibility of
a Trustee Pursuant to Section 305(b)(2)

U.S. BANK NATIONAL ASSOCIATION
(Exact name of Trustee as specified in its charter)

31-0841368
I.R.S. Employer Identification No.

180 East Fifth Street St. Paul, Minnesota	55101
(Address of principal executive offices)	(Zip Code)

Peter M. Brennan
U.S. Bank National Association
1555 N. River Center Drive Suite 301
Milwaukee, WI 53212
(414) 905-5003

(Name, address and telephone number of agent for service)

WPS Resources Corporation
(Issuer with respect to the Securities)

Wisconsin	39-1775292
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

700 North Adams Street, Green Bay WI	54301
(Address of Principal Executive Offices)	(Zip Code)

Indenture Senior Debt Securities Dated as of October 1, 1999
(Title of the Indenture Securities)

FORM T-1

Item 1.   **GENERAL INFORMATION.** Furnish the following information as to the Trustee.

    a)   *Name and address of each examining or supervising authority to which it is subject.*
        Comptroller of the Currency
        Washington, D.C.

    b)   *Whether it is authorized to exercise corporate trust powers.*
        Yes

Item 2.   **AFFILIATIONS WITH OBLIGOR.** *If the obligor is an affiliate of the Trustee, describe each such affiliation.*
    None

Items 3-15   *Items 3-15 are not applicable because to the best of the Trustee's knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.*

Item 16.   **LIST OF EXHIBITS:** *List below all exhibits filed as a part of this statement of eligibility and qualification.*

    1.   A copy of the Articles of Association of the Trustee. As now in effect.*

    2.   A copy of the certificate of authority of the Trustee to commence business.*

    3.   A copy of the certificate of authority of the Trustee to exercise corporate trust powers.*

    4.   A copy of the existing bylaws of the Trustee.*

    5.   A copy of each Indenture referred to in Item 4. Not applicable.

    6.   The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, attached as Exhibit 6.

    7.   Report of Condition of the Trustee as of December 31, 2002, published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.

    *   A copy of each of these documents is on file with the Securities and Exchange Commission as an exhibit with corresponding exhibit numbers to the Form T-1 of Structured Obligations Corporation, filed pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939, as amended, on November 16,2001Registration No. 333-67188), and is incorporated herein by Registration Number 333-67188.

NOTE

The answers to this statement insofar as such answers relate to what persons have been underwriters for any securities of the obligors within three years prior to the date of filing this statement, or what persons are owners of 10% or more of the voting securities of the obligors, or affiliates, are based upon information furnished to the Trustee by the obligors. While the Trustee has no reason to doubt the accuracy of any such information, it cannot accept any responsibility therefor.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Milwaukee, Wisconsin on the 28th day of April 2003.

U.S. BANK NATIONAL ASSOCIATION

By: /s/ Peter M. Brennan
         Peter M. Brennan
         Assistant Vice President

By: /s/ Michael K. Herberger
         Michael K. Herberger
         Trust Officer

Exhibit 6

CONSENT

In accordance with Section 321(b) of the Trust Indenture Act of 1939, the undersigned, U.S. BANK NATIONAL ASSOCIATION hereby consents that reports of examination of the undersigned by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.

Dated: April 28, 2003

U.S. BANK NATIONAL ASSOCIATION

By: /s/ Peter M. Brennan
        Peter M. Brennan
        Assistant Vice President

By: /s/ Michael K. Herberger
        Michael K. Herberger
        Trust Officer

Exhibit 7

U.S. Bank National Association
Statement of Financial Condition
As of 12/31/2002

($000's)

	12/31/2002
Assets	
Cash and Due From Depository Institutions	$10,868,204
Federal Reserve Stock	0
Securities	28,139,801
Federal Funds	873,395
Loans & Lease Financing Receivables	116,078,132
Fixed Assets	1,389,233
Intangible Assets	9,218,064
Other Assets	9,482,963
Total Assets	**$176,049,792**
Liabilities	
Deposits	$121,684,914
Fed Funds	5,858,510
Treasury Demand Notes	0
Trading Liabilities	402,464
Other Borrowed Money	17,397,658
Acceptances	148,979
Subordinated Notes and Debentures	5,696,532
Other Liabilities	5,200,399
Total Liabilities	**$156,389,456**
Equity	
Minority Interest in Subsidiaries	$992,867
Common and Preferred Stock	18,200
Surplus	11,314,669
Undivided Profits	7,334,600
Total Equity Capital	**$19,660,336**
Total Liabilities and Equity Capital	**$176,049,792**

To the best of the undersigned's determination, as of the date hereof, the above financial information is true and correct.

U.S. Bank National Association

/s/ Peter M. Brennan
        Assistant Vice President

Date: April 28, 2003